FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2	Date of Material Change

October 1, 2009.

Item 3	News Release

A press release with respect to the material change described herein was issued via Marketwire and filed on SEDAR on October 1, 2009.

Item 4	Summary of Material Change

On October 1, 2009, Medicure Inc. (TSX:MPH) (“Medicure” or the “Company”) announced that Dwayne Henley, Chief Financial Officer of the Company had resigned effective October 1, 2009.

Item 5	Full Description of Material Change

On October 1, 2009, Medicure announced that Dwayne Henley, Chief Financial Officer of the Company had resigned effective October 1, 2009. The Company has established a transition plan, whereby his functions will be outsourced to a service provider. Mr. Henley will remain available on a consulting basis to ensure a smooth transition of responsibilities. In the interim, Dr. Albert Friesen, President and Chief Executive Officer of Medicure will serve as CFO with the support of the executive and finance team and under the oversight of the Audit Committee Chair Gerald McDole.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Albert D. Friesen, President & Chief Executive Officer of Medicure Inc. at the above-mentioned address or by telephone at 1-888- 435-2220.

Item 9	Date of Report

October 1, 2009.